SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*
CorMedix Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
21900C100
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,232,488(1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,232,488(1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,232,488(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 899,090 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)). Includes shares that the Reporting Person has agreed to purchase pursuant to the Purchase Agreement (as defined below), which purchase has not yet been consummated.
(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,744,036 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,744,036 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,744,036 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,910,566 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)). Includes shares that the Reporting Person has agreed to purchase pursuant to the Purchase Agreement, which purchase has not yet been consummated.

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,744,036 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,744,036 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,744,036 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 1,910,566 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation (as defined in Item 5(a)).  Includes shares that the Reporting Person has agreed to purchase pursuant to the Purchase Agreement, which purchase has not yet been consummated.

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The purchase price for the Series F Preferred Shares (as defined in Item 4) is to be paid from the working capital of Elliott and Elliott International, as applicable.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:

On November 9, 2017, Elliott and Elliott International entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement").  Pursuant to the terms of the Purchase Agreement, Elliott agreed to purchase 640 shares of Series F Preferred Stock of the Issuer (the "Series F Preferred Shares") for $640,000 and Elliott International agreed to purchase 1,360 Series F Preferred Shares for $1,360,000. As of the date of this Report, the transactions contemplated by the Purchase Agreement have not been consummated.

On November 9, 2017, Elliott and Elliott International entered into a backstop agreement with the Issuer (the "2017 Backstop Agreement").  Pursuant to the terms of the Backstop Agreement, Elliott and Elliott International have agreed to make a backstop financing commitment pursuant to which the Company is to have the option to require each of Elliott and Elliott International, severally and not jointly, to purchase shares of Series F Preferred Stock of the Issuer during the period beginning January 15, 2018 and terminating on March 31, 2018 on a pro-rata basis, as set forth in the 2017 Backstop Agreement.  As consideration for the backstop financing commitment, the Issuer has agreed to issue to each of Elliott and Elliott International a warrant to acquire up to approximately 303,145 and 644,183, respectively, shares of Common Stock, subject to adjustment with an exercise price of $0.001 per share and that expire three (3) years from the issuance date (each a "2017 Warrant" and together, the "2017 Warrants").  The following descriptions of the Purchase Agreement, the Backstop Agreement and the form of 2017 Warrant, which are attached hereto as Exhibit 99.13, 99.14 and 99.15 hereto, respectively, and are incorporated herein by reference. As of the date of this Report, the transactions contemplated by the Backstop Agreement have not been consummated.

In addition, in connection with the Backstop Agreement, the Issuer has agreed to enter into a registration rights agreement with Elliott and Elliott International (the "2017 Registration Rights Agreement"), pursuant to which Issuer has agreed to give Elliott and Elliott International customary demand registration rights in connection with the shares of Common Stock exercisable under the 2017 Warrants and the Series F Preferred Shares.  The following description of the 2017 Registration Rights Agreement is qualified in its entirety by reference to the 2017 Registration Rights Agreement, which is attached as Exhibit 99.16 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)      As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 6,987,694 shares of Common Stock, including 2,921,470 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 9.99% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below) and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 67,025,419 shares of Common Stock outstanding as of October 31, 2017, which is the total number of shares of Common Stock outstanding as represented to Elliott and Elliott International by the Issuer in the Purchase Agreement.

Upon the consummation of the transactions contemplated by the Purchase Agreement and the 2017 Backstop Agreement, Elliott may be deemed to beneficially own 2,232,488 shares of Common Stock, including 899,090 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 3.2% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

Upon the consummation of the transactions contemplated by the Purchase Agreement and the 2017 Backstop Agreement, Elliott International may be deemed to beneficially own 4,744,036 shares of Common Stock, including 1,910,566 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 6.79% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.  EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 4,744,036 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.79% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

Each of Elliott, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof.  Such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 9.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation").  Elliott, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott's, Elliott International's and EICA's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(b)      Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)      Except as set forth in Item 4 of this Amendment No. 6, the Reporting Persons have not effected any transactions in the securities of the Issuer reported hereunder during the past 60 days.

(d)       No other person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:

Upon the consummation of the transactions contemplated Backstop Agreement, Elliott will own one 2017 Warrant exercisable for up to approximately 303,145  shares of Common Stock, subject to adjustment, at $0.001 per share and that expires three (3) years from the exercise date contained therein and Elliott International will own one 2017 Warrant exercisable for up to approximately 644,183 shares of Common Stock, subject to adjustment,  at $0.001 per share and that expires three (3) years from the exercise date contained therein. The terms and conditions of the 2017 Warrant are qualified in their entirety by reference to the full text of the form of such document,  which is attached as Exhibit 99.15 hereto and is incorporated herein by reference.
Elliott has agreed to purchase 640 shares of Series F Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series F Preferred Stock") for $1,000 per share.  Elliott International has agreed to purchase 1,360 shares of Series F Preferred Stock for $1,000 per share.  The terms and conditions of the Series F Preferred Stock are qualified in their entirety by reference to the Certificate of Designations of the Series F Preferred Stock, which is attached as Exhibit 99.17 hereto and is incorporated herein by reference.
Each of the securities described in this Item 6 are subject to the Ownership Limitation (as described in Item 5 above).  Elliott, Elliott International and EICA  each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott's, Elliott International's and EICA's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
Exhibit 99.13 – Securities Purchase Agreement, dated November 9, 2017, between CorMedix Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 13, 2017)
Exhibit 99.14 – Backstop Agreement, dated November 9, 2017, between CorMedix Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 13, 2017)
Exhibit 99.15 – Form of 2017 Warrant (incorporated by reference to Exhibit 4.15 to the Issuer's Current Report on Form 8-K filed with the SEC on November 13, 2017)
Exhibit 99.16 – Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on November 13, 2017)
Exhibit 99.17 – Certificate of Designation of Series F Preferred Stock of CorMedix Inc., filed with the Delaware Secretary of State on November 9, 2017 (incorporated by reference to Exhibit 3.15 to the Issuer's Current Report on Form 8-K filed with the SEC on November 13, 2017)

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	November 13, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President